BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ01.838.723/0001-27

NIRE 42.300.034.240

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of BRF S.A. (“Company”) are summoned to meet at the Extraordinary General Shareholders’ Meeting to be held on January 17, 2022, at 11:00 (“EGM”), exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”), to discuss the following Agenda:

(i) To resolve on the proposal to amend the limit of authorization for capital increase, regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company's bylaws;

(ii) To approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipt (ADR) ("Capital Increase" and "Offering", respectively);

(iii) To establish that, of the total value of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Law No. 6,404/1976 ("Brazilian Corporate Law");

(iv) To authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering;

(v) To authorize the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders; and

(vi) To authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

* * *

INFORMATION FOR ATTENDANCE

Attendance in the virtual meeting

Shareholders

The EGM will be carried out exclusively under virtual format, by means of a digital platform, pursuant to article 124, paragraph 2-A, of the Brazilian Corporate Law and CVM Instruction No. 481/2009, as amended.

The Company emphasizes that it will not be possible to physically attend the EGM, since it will be held exclusively on-line.

As provided for in article 5, paragraph 3, of CVM Instruction No. 481/2009, shareholders wishing to participate in the EGM, personally or by means of attorneys-in-fact, must forward, by 11:00 on January 15, 2022, 2 (two) days before the holding of the EGM, exclusively by the e-mail acoes@brf-br.com, a request of access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of his attorney-in-fact who will participate in the EGM, and the digitalized copies of the following documents:

Individual Shareholders:

•	Picture I.D.; and
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

•	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);
•	Picture I.D. of the legal representatives;
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares; and
•	In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manager.

Shareholders Represented by Proxy:

•	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quotaholders, as stated in paragraph 1 of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution;

▪	Picture I.D. of the attorney-in-fact; and
•	If the shareholders so desire, they may use the proxies made available by the Company to vote on matters of interest to the EGM, as stated in the Public Request for Proxy undertaken by the Company, in the form provided in article 22 and following of CVM Instruction No. 481/2009. The documents referring to the Public Request for Proxy were disclosed by the Company on the Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov).

Foreign Shareholders:

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

Holders of American Depository Receipts – ADRs:

ADR holders will be represented by The Bank of New York Mellon at the EGM, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. ADR holders will not be allowed to participate in the EGM by means of the Digital Platform.

The Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the EGM, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.

Shareholders who do not send the Access Request within the aforementioned period (until 11:00 on January 15, 2022) will not be able to participate in the EGM.

For additional information on participation in the EGM and access to the Digital Platform, the shareholder should consult the Shareholders´ Manual.

PARTICIPATION BY DISTANCE VOTE

As stated in articles 21-A and following of the CVM Instruction nº 481/2009, Company’s shareholders may send their voting EGM, from this date until January 10, 2022 (inclusive), on the matters to be raised at the EGM by completing and sending the form allowing them to cast their vote from distance (“Distance Voting Form”), whose model was available, separately, at the Company's Investor Relations website (www.brf-global.com/ri, on the Corporate Governance item) and at the websites of the Brazilian

Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). For additional information, the shareholder must observe the rules provided in the CVM Instruction No. 481/2009 and the procedures described in the Distance Voting Form provided by the Company, as well as in the Shareholders’ Manual.

The Company’s shareholders interested in accessing the information or solving doubts related to the matters above must contact the Company’s Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf-br.com.

All documents pertinent to the EGM, including more detailed information on the matters included in the Agenda and on access to the Digital Platform, are available in the Shareholders’ Manual, which is available to shareholders on the websites www.brf- global.com/ri, www.b3.com.br and www.cvm.gov.br.

São Paulo (SP), December 17, 2021.

Pedro Pullen Parente

Chairman of the Board of Directors